EX99_B

NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215

SPOUSAL PROTECTION OPTION

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Date of Issue. This option is only available at the time of application or in the case of a Contract Owner marrying after the Date of Issue. To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract accordingly. Non-defined terms shall have the meaning given to them in the Contract.

The benefits described in this option will cease upon termination of the Contract.

This option is irrevocable.

Additional Charge

When this option is elected, Nationwide deducts an additional charge at an annualized rate of 0.10% of the daily net asset value of the Variable Account. This charge will cease if the Contract is terminated and will not increase as long as the Contract remains in-force.

Definitions

The following definition is added to the Contract.

Co-Annuitant - The persons designated by the Contract Owner to receive the “Spousal Protection” benefit. Only one Co-Annuitant upon Annuitization may be the Annuitant upon whose continuation of life any annuity payments involving life contingences depends

Parties to the Contract

The following party is added to the Contract.

Co-Annuitant

Co-Annuitants may be named for the sole purpose of utilizing the spousal protection benefit. The Co-Annuitants must be spouses and age 85 or younger at the time they are named as such. The spousal protection benefit provides for the payment of the Death Benefit on the death of each Co-Annuitant.

One of the Co-Annuitants must be treated as the Annuitant for purposes of payment under an annuity payment option.

Spousal Protection

The spousal protection benefit permits a surviving spouse to continue the Contract while receiving the Death Benefit upon the death of the other spouse. In order to take advantage of this benefit the following will apply.

(1)	One or both of the spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the Contract Owner.

(2)	The spouses must be Co-Annuitants. Both Co-Annuitants must be 85 or younger on the Date of Issue.

(3)	The spouses must be the Beneficiaries, except that a valid trust or custodial arrangement may be established if it is for the exclusive benefit of each spouse.

(4)	No other person may be named as Contract Owner, Annuitant or as primary Beneficiary, except that a Contract Owner or primary Beneficiary may be a valid trust or custodial arrangement established for the exclusive benefit of each spouse.

(5)	If both spouses are alive upon Annuitization, the Contract Owner must specify which spouse is the Annuitant upon whose continuation of life any annuity payments involving life contingencies depend.

(6)	Death of a Co-Annuitant - Prior to Annuitization, upon the death of the Co-Annuitant, the surviving spouse may continue the Contract as its sole Contract

APO-6306	(Standard) (01/2003)

Owner. If the chosen Death Benefit is higher than the Contract Value at the time of death, the Contract Value will be adjusted to equal the chosen Death Benefit amount. The surviving spouse may then name a new Beneficiary but may not name another Co-Annuitant.

(7)	If a Co-Annuitant is added at any time after the Date of Issue, a copy of the certificate of marriage must be provided and the date of marriage must be after the Date of Issue. In addition, the Co-Annuitant that is added must be age 85 or younger.

The Death Benefit is paid on the death of each Co-Annuitant. In no event will Nationwide pay the Death Benefit more than twice.

Executed for Nationwide by:

Secretary	President

APO-6306	2	(Standard) (01/2003)